UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
				(Amendment No. __2___)

Metretek Technologies
                  _____________________________________________
         (Name of Issuer)

Common Stock
                 _______________________________________________
(Title of Class of Securities)

59159Q107
              _________________________________________________
(CUSIP Number)


		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
153 East 53rd Street		Lowenstein Sandler PC
New York, New York 10022		65 Livingston Avenue
			Roseland, New Jersey  07068
			(973) 597-2406
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2002
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	____	Rule 13d-1(b)
	_x__	Rule 13d-1(c)
	____	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the
Act
 but shall be subject to all other provisions of the Act (however, see the Notes).



Cusip No. 59159Q107       13G                           Page 2 of 6 Pages
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

	Austin W. Marxe and David M. Greenhouse


	2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of	7.	Sole Voting Power:	0
	Shares Beneficially	8.	Shared Voting Power:	854,215*
	Owned by
	Each Reporting	9.	Sole Dispositive Power:	0
	Person With	10.	Shared Dispositive Power:	  854,215*__

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
         854,215*

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):     12.4*

	14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 275 Preferred shares convertible into 89,955 common shares and 27,500 warrants owned by Special Situations Cayman Fund, L.P., 825 Preferred shares convertible into 269,864 common shares and 82,500 warrants owned by Special Situations Fund III, L.P., 500 Preferred shares convertible into 163,554 common shares and 50,000 warrants owned by Special Situations Private Equity Fund, L.P., 65 Preferred shares convertible into 21,262 common shares and 6,546 warrants owned by Special Situations Technology Fund, L.P., and 335 Preferred shares convertible into 109,581 common shares and 33,454 warrants owned by Special Situations Technology Fund II, L.P. See Items 2 and 4 of this Schedule for additional information.


								Page 3 of 6 Pages
Item 1.	Security and Issuer:
	(a) Metretek Technologies
	(b) 303 East Seventeenth Avenue, Suite 660, Denver CO 80203

Item 2. (a)	Name of Person Filing:
	The persons filing this report are Austin W. Marxe (?Marxe?) and
David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM also serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of and investment adviser to Special Situations Fund III, L.P. (?SSF3?). Marxe and Greenhouse are also members of MG Advisers L.L.C. (?MG?), the general partner of and investment adviser to Special Situations Private Equity Fund, L.P. (?SSPE?), and members of SST Advisers, L.L.C. (?SSTA?), the general partner of and investment adviser to Special Situations Technology Fund, L.P. (?Technology?) and Special Situations Technology Fund II, L.P.
(?Tech II?).   (SSF3, Cayman, SSPE, Technology and Tech II will hereafter be referred to as, the ?Funds?). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

             (b) Address of Principal Business Office or, if none, Residence:

	The principal business address for Marxe and Greenhouse is 153 East 53rd Street, 55th floor, New York, NY 10022.


              (c) Citizenship:

       	           Austin W. Marxe and David M. Greenhouse are United States citizens.

              (d) Title of Class of Securities:  Preferred shares
	              (e) CUSIP Number:  59159Q107

Item 3. If this statement is filed pursuant to $240.13d-1(b) or 240.13d-2(b), check whether
                the person filing is a:    Not Applicable

(a) ( )	Broker or Dealer registered under section 15 of the Act;
(b) ( )	Bank as defined in section 3(a) (6) of the Act;
(c) ( )	Insurance Company as defined in section 3(a) (19) of the Act;
(d) ( )	Investment Company registered under section 8 of the Investment
Company Act of 1940;
(e) ( )	An Investment Adviser in accordance with $240.13d
		-1(b)(I)(ii)(E);
(f) ( )	An employee benefit plan or endowment fund in accordance with
$240.13d-1(b)(I)(ii)(F);


								Page 4 of 6 Pages

(g) ( )	A parent holding company or control person in accordance with
$240.13d-
	1(b)(1)(ii)(G);
(h) ( ) 	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance

	Act;
(i) ( ) 	 A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment
Company Act of 1940;
(j) ( )   		Group, in accordance with $240.13d-1(b)(1)(ii)(J).


Item 4.       Ownership:

	 (a) Amount Beneficially Owned: Messrs. Marxe and Greenhouse beneficially own a total of 2,000 Preferred shares convertible into to 654,215 common shares and 200,000 warrants. This amount includes 275 Preferred shares convertible into 89,955 common shares and 27,500 warrants are owned by Cayman, 500 Preferred shares convertible into 163,554 common shares and 50,000 warrants are owned by SSPE, 65 Preferred shares convertible into 21,261 common shares and 6,546 warrants are owned by Technology, 335 Preferred shares convertible into 109,581 common shares and 33,454 warrants are owned by Tech II, and 825 Preferred shares convertible into 269,864 common shares and 82,500 warrants are owned by SSF3.

	(b) Percent of Class: Messrs. Marxe and Greenhouse beneficially own 12.4% of the shares outstanding. Cayman owns 1.9% of the outstanding shares, SSPE owns 3.4% of the outstanding shares, Technology owns .5% of the outstanding shares, Tech II owns 1.8% of the outstanding shares, and SSF3 owns 5.5% of the outstanding shares.

	(c) Number of Shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:  0

		(ii)	Shared power to vote or to direct the vote:  854,215

		(iii)	Sole power to dispose or to direct the disposition of:  0

(iv)	Shared power to dispose or to direct the disposition of:
854,215


Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following __.

Item 6.Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company: Not Applicable.





         Page 5 of 6 Pages



Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9. Notices of Dissolution of Group:  Not applicable.

Item 10.Certification:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2004




				/s/ Austin W. Marxe
				AUSTIN W. MARXE



				/s/David M Greenhouse
				DAVID M. GREENHOUSE




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).











         								Page 6 of 6 Pages


JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the Schedule 13G to which this agreement is attached is filed on behalf of each of them.



	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse




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S5313/1
1319328.02